FORM 4

 ( X )  Check this box if no longer
        subject to Section 16. Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    | DECEMBER 31, 2001   |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940
---------------------------------------------------------------------------
1.  Name and Address of Reporting Person

       Unitrin, Inc.
---------------------------------------------------------------------------
       (Last)                      (First)                    (Middle)

           One East Wacker Drive
---------------------------------------------------------------------------
                                  (Street)

           Chicago                   IL                         60601
---------------------------------------------------------------------------
       (City)                      (State)                      (Zip)

---------------------------------------------------------------------------
2.  Issuer Name and Ticker or Trading Symbol

    Curtiss-Wright Corporation / CW

---------------------------------------------------------------------------
3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

---------------------------------------------------------------------------
4.  Statement for Month/Year

    November / 2001
---------------------------------------------------------------------------
5.  If Amendment, Date of Original (Month/Year)

---------------------------------------------------------------------------
6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (  ) Director
    (XX) 10% Owner
    (  ) Officer (give title below)
    (  ) Other (specify title below)
---------------------------------------------------------------------------
7.  Individual, or Joint/Group Filing (Check Applicable Line)

    ( X) Form filed by One Reporting Person
    (  ) Form filed by More than One Reporting Person

---------------------------------------------------------------------------

===========================================================================
TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
---------------------------------------------------------------------------
1.  Title of Security (Instr. 3)
         Common Stock
         Class B Common Stock
---------------------------------------------------------------------------
2.  Transaction Date (Month/Day/Year)
         11/29/2001
---------------------------------------------------------------------------
3.  Transaction Code (Instr. 8)
         J (see note 1 below)
---------------------------------------------------------------------------
4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
         D        4,382,400 Common Stock             (see note 1 below)
         A        4,382,400 Class B Common Stock     (see note 1 below)
         D        4,382,400 Class B Common Stock     (see note 1 below)
---------------------------------------------------------------------------
5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)
         0
---------------------------------------------------------------------------
6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
         N/A
---------------------------------------------------------------------------
7.  Nature of Indirect Beneficial Ownership (Instr. 4)
---------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

===========================================================================
TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
---------------------------------------------------------------------------
1.  Title of Derivative Security (Instr. 3)

---------------------------------------------------------------------------
2.  Conversion or Exercise Price of Derivative Security

---------------------------------------------------------------------------
3.  Transaction Date (Month/Day/Year)

---------------------------------------------------------------------------
4.  Transaction Code (Instr. 8)

---------------------------------------------------------------------------
5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

---------------------------------------------------------------------------
6.  Date Exercisable and Expiration Date (Month/Day/Year)

---------------------------------------------------------------------------
7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

---------------------------------------------------------------------------
8.  Price of Derivative Securities (Instr. 5)

---------------------------------------------------------------------------
9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

---------------------------------------------------------------------------
10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
    (Instr. 4)

---------------------------------------------------------------------------
11. Nature of Indirect Beneficial Ownership (Instr. 4)

---------------------------------------------------------------------------

EXPLANATION OF RESPONSES:

1. Pursuant to an agreement and plan of merger by and among the Reporting Person, a wholly-owned subsidiary of the Reporting Person and the Issuer, and a distribution agreement by and between the Reporting Person and the Issuer, (i) each share of Common Stock of the Issuer beneficially owned by the Reporting Person was converted into one share of Class B Common Stock of the Issuer (the "Recapitalization"), and (ii) each share of Class B Common Stock of the Issuer beneficially owned by the Reporting Person was distributed to the shareholders of record of the Reporting Person in a pro rata distribution (the "Distribution"). No consideration was received by the Reporting Person in connection with either the Recapitalization or the Distribution. .



       /s/ Scott Renwick                             November 29, 2001
     ------------------------------               -----------------------
     Name:  Scott Renwick                                DATE
     Title: Secretary


   **  SIGNATURE OF REPORTING PERSON

-----------------------------

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

===========================================================================